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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Rule 14(d)-100

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TELULAR CORPORATION
(Name of Subject Company (Issuer))

ACP TOWER MERGER SUB, INC.
(Name of Filing Person (Offeror))
a wholly-owned subsidiary of

ACP TOWER HOLDINGS, LLC
(Names of Filing Persons (Offeror))

AVISTA CAPITAL PARTNERS III, L.P.
AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.
(Names of Filing Person (Others))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

87970T208
(CUSIP Number of Class of Securities)

Benjamin Silbert
65 E. 55th Street, 18th Floor
New York, NY 10022
Tel: (212) 593-6900
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Jai Agrawal
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Phone: (212) 446-4800
Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$234,293,725.71	$31,957.66

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding: (i) an aggregate of 17,323,991 outstanding shares of common stock, par value $0.01 per share, of Telular Corporation ("Shares") multiplied by the offer price of $12.61 per Share; (ii) an aggregate of 1,378,602 Shares subject to outstanding stock option grants multiplied by the offer price of $12.61 per Share minus the weighted average exercise price for such options of $6.32 per Share; and (iii) an aggregate of 568,342 Shares subject to other outstanding restricted stock units (assuming unearned performance-based restricted stock units will be settled for the target number of Shares subject to each such award of performance-based restricted stock units) multiplied by the offer price of $12.61 per Share; in each case, as of April 28, 2013, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00013640.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this "Schedule TO") is being filed by ACP Tower Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of ACP Tower Holdings, LLC, a Delaware limited liability company ("Parent") controlled by Avista Capital Partners III, L.P. and Avista Capital Partners (Offshore) III, L.P. (collectively, the "Sponsors" and, together with Parent and Purchaser, the "Filing Persons"). This Schedule TO relates to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (each, a "Share"), of Telular Corporation, a Delaware corporation ("Telular"), at a price of $12.61 per Share, net to the seller in cash, without interest and less any applicable withholding taxes thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 10, 2013 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, collectively constitute the "Offer").

        The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.    SUMMARY TERM SHEET

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION

        (a)   The name of the subject company and the issuer of securities to which this Schedule TO relates is Telular Corporation ("Telular"), a Delaware corporation. Telular's principal executive offices are located at 311 S. Wacker Drive, Suite 4300, Chicago, Illinois 60606, and its telephone number is (312) 379-8397. The information set forth in Section 7 "Certain Information Concerning Telular" of the Offer to Purchase is incorporated herein by reference.

        (b)   This Schedule TO relates to the outstanding Shares of Telular. Based on information provided by Telular in its representation of capitalization, as of April 28, 2013 there were (i) an aggregate of 17,323,991 Shares issued and outstanding, (ii) an aggregate of 1,378,602 Shares subject to outstanding stock option grants and (iii) an aggregate of 568,342 Shares subject to other outstanding restricted stock units (assuming unearned performance-based restricted stock units will be settled for the target number of Shares subject to each such award of performance-based restricted stock units). The information set forth in the "Introduction" section of the Offer to Purchase is incorporated herein by reference.

        (c)   The Shares are traded on the NASDAQ Global Select Market under the symbol "WRLS." The information set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

        (a), (b), (c)    The information set forth in Section 8 "Certain Information Concerning Parent, Purchaser and Certain Related Parties" and Schedule I "Information Relating to Parent, Purchaser and Certain Related Parties" of the Offer to Purchase is incorporated herein by reference.

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ITEM 4.    TERMS OF THE TRANSACTION

        The information set forth in the "Summary Term Sheet," "Introduction," Section 1 "Terms of the Offer," Section 2 "Acceptance for Payment and Payment for Shares," Section 3 "Procedures for Accepting the Offer and Tendering Shares," Section 4 "Withdrawal Rights," Section 5 "Certain United States Federal Income Tax Consequences," Section 10 "Background of the Offer; Past Contacts or Negotiations with Telular," Section 11 "The Merger Agreement; Other Agreements," Section 12 "Purpose of the Offer; Plans for Telular," Section 13 "Certain Effects of the Offer" and Section 15 "Certain Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (a)(1)  Other than the transactions described in Item 5(b) below, during the past two years none of the Filing Persons nor, to the best knowledge of the Filing Persons, any of the persons listed in Schedule I "Information Relating to Parent, Purchaser and Certain Related Parties" of the Offer to Purchase, has entered into any transaction with Telular or any of Telular's affiliates that are not natural persons.

        (a)(2)  Other than the transactions described in Item 5(b) below, during the past two years none of the Filing Persons nor, to the best knowledge of the Filing Persons, any of the persons listed in Schedule I "Information Relating to Parent, Purchaser and Certain Related Parties" of the Offer to Purchase, has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of Telular that is a natural person with an aggregate value that exceeds $60,000.

        (b)   The information set forth in Section 8 "Certain Information Concerning Parent, Purchaser and Certain Related Parties," Section 10 "Background of the Offer; Past Contacts or Negotiations with Telular," Section 11 "The Merger Agreement; Other Agreements" and Section 12 "Purpose of the Offer; Plans for Telular" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a), (c)(1)-(7)  The information set forth in Section 9 "Source and Amount of Funds," Section 10 "Background of the Offer; Past Contacts or Negotiations with Telular," Section 12 "Purpose of the Offer; Plans for Telular" and Section 13 "Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a), (b), (d)  The information set forth in Section 9 "Source and Amount of Funds" and Section 17 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (a), (b)  The information set forth in the "Introduction," Section 8 "Certain Information Concerning Parent, Purchaser and Certain Related Parties," Section 10 "Background of the Offer," Section 11 "The Merger Agreement; Other Agreements," Section 12 "Purpose of the Offer; Plans for Telular" and Schedule I "Information Relating to Parent, Purchaser and Certain Related Parties" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        (a)   The information set forth in Section 10 "Background of the Offer; Past Contacts or Negotiations with Telular" and Section 17 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

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ITEM 10.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 11.    ADDITIONAL INFORMATION

        (a)(1)  Except as disclosed in Items 1 through 10 above and Exhibits of this Schedule TO, which are incorporated herein by reference, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Filing Persons or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Telular or any of its executive officers, directors, controlling persons or subsidiaries.

        (a)(2)-(4)  The information set forth in Section 13 "Certain Effects of the Offer," Section 15 "Certain Conditions of the Offer" and Section 16 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.    EXHIBITS

Exhibit Number	Document
(a)(1)(A)	Offer to Purchase, dated May 10, 2013.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on May 10, 2013.
(a)(5)(A)	Press Release, dated May 10, 2013, issued by Avista Capital Partners.
(a)(5)(B)
Complaint of John Nicholas against Telular Corporation, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, John W. Handy, Joseph A. Beatty, Betsy Bernard, and Jeffrey Jacobowitz, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 2, 2013.
(a)(5)(C)
Complaint of Betzalel Eichenbaum against Telular Corporation, Lawrence S. Barker, Jeffrey Jacobowitz, Betsy Bernard, Joseph A. Beatty, John W. Handy, M. Brian McCarthy, Brian J. Clucas, ACP Tower Holdings, LLC, ACP Tower Merger Sub, Inc., and Avista Capital Partners, filed in the Court of Chancery in the State of Delaware, dated May 6, 2013.
(a)(5)(D)
Complaint of John Levin against Lawrence S. Barker, Joseph A. Beatty, Betsy Bernard, Brian J. Clucas, John W. Handy, Jeffrey Jacobowitz, M. Brian McCarthy, Avista Capital Partners III, L.P., Avista Capital Partners (Offshore) III, L.P., ACP Tower Holdings, LLC, ACP Tower Merger Sub, Inc. and Telular Corporation, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 6, 2013.

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Exhibit Number	Document
(a)(5)(E)	Complaint of Jonathan Posell against Telular Corporation, Joseph A. Beatty, Betsy Bernard, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, Jeffrey Jacobowitz, John W. Handy, Avista Capital Holdings, L.P., ACP Tower Holdings, LLC and ACP Tower Merger Sub, Inc., filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 7, 2013.
(b)(1)	Debt Commitment Letter, dated as of April 29, 2013, by and between SunTrust Bank, SunTrust Robinson Humphrey, Inc. and Parent.
(d)(1)
Agreement and Plan of Merger, dated as of April 29, 2013, by and among Parent, Purchaser and Telular (incorporated by reference to Exhibit 2.1 to Telular's Current Report on Form 8-K, File No. 000-23212, filed with the SEC on May 1, 2013).
(d)(2)	Limited Guaranty, dated as of April 29, 2013, by Avista Capital Partners (Offshore) III, L.P. and Avista Capital Partners III, L.P., in favor of Telular Corporation.
(d)(3)	Equity Commitment Letter, dated as of April 29, 2013, by and between Avista Capital Partners (Offshore) III, L.P., Avista Capital Partners III, L.P. and Parent.
(g)	Not applicable.
(h)	Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

        Not applicable.

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 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2013	ACP TOWER MERGER SUB, INC.
	By:	/s/ BRENDAN SCOLLANS
		Name:	Brendan Scollans
		Title:	President

Dated: May 10, 2013	ACP TOWER HOLDINGS, LLC
	By:	/s/ BRENDAN SCOLLANS
		Name:	Brendan Scollans
		Title:	President

Dated: May 10, 2013	AVISTA CAPITAL PARTNERS III, L.P.
	By:	Avista Capital Partners III GP, L.P.
	Its:	General Partner
	By:	Avista Capital Managing Member, LLC
	Its:	General Partner
	By:	/s/ BENJAMIN SILBERT
		Name:	Benjamin Silbert
		Title:	Secretary and General Counsel

Dated: May 10, 2013	AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.
	By:	Avista Capital Partners III GP, L.P.
	Its:	General Partner
	By:	Avista Capital Managing Member, LLC
	Its:	General Partner
	By:	/s/ BENJAMIN SILBERT
		Name:	Benjamin Silbert
		Title:	Secretary and General Counsel

 EXHIBIT INDEX

Exhibit Number	Document
(a)(1)(A)	Offer to Purchase, dated May 10, 2013.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on May 10, 2013.
(a)(5)(A)	Press Release, dated May 10, 2013, issued by Avista Capital Partners.
(a)(5)(B)
Complaint of John Nicholas against Telular Corporation, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, John W. Handy, Joseph A. Beatty, Betsy Bernard, and Jeffrey Jacobowitz, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 2, 2013.
(a)(5)(C)
Complaint of Betzalel Eichenbaum against Telular Corporation, Lawrence S. Barker, Jeffrey Jacobowitz, Betsy Bernard, Joseph A. Beatty, John W. Handy, M. Brian McCarthy, Brian J. Clucas, ACP Tower Holdings, LLC, ACP Tower Merger Sub, Inc., and Avista Capital Partners, filed in the Court of Chancery in the State of Delaware, dated May 6, 2013.
(a)(5)(D)
Complaint of John Levin against Lawrence S. Barker, Joseph A. Beatty, Betsy Bernard, Brian J. Clucas, John W. Handy, Jeffrey Jacobowitz, M. Brian McCarthy, Avista Capital Partners III, L.P., Avista Capital Partners (Offshore) III, L.P., ACP Tower Holdings, LLC, ACP Tower Merger Sub, Inc. and Telular Corporation, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 6, 2013.
(a)(5)(E)
Complaint of Jonathan Posell against Telular Corporation, Joseph A. Beatty, Betsy Bernard, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, Jeffrey Jacobowitz, John W. Handy, Avista Capital Holdings, L.P., ACP Tower Holdings, LLC and ACP Tower Merger Sub, Inc., filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 7, 2013.
(b)(1)	Debt Commitment Letter, dated as of April 29, 2013, by and between SunTrust Bank, SunTrust Robinson Humphrey, Inc. and Parent.
(d)(1)
Agreement and Plan of Merger, dated as of April 29, 2013, by and among Parent, Purchaser and Telular (incorporated by reference to Exhibit 2.1 to Telular's Current Report on Form 8-K, File No. 000-23212, filed with the SEC on May 1, 2013).
(d)(2)	Limited Guaranty, dated as of April 29, 2013, by Avista Capital Partners (Offshore) III, L.P. and Avista Capital Partners III, L.P., in favor of Telular Corporation.
(d)(3)	Equity Commitment Letter, dated as of April 29, 2013, by and between Avista Capital Partners (Offshore) III, L.P., Avista Capital Partners III, L.P. and Parent.
(g)	Not applicable.
(h)	Not applicable.

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  ITEM 1. SUMMARY TERM SHEET
  ITEM 2. SUBJECT COMPANY INFORMATION
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 10. FINANCIAL STATEMENTS
  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURES
EXHIBIT INDEX